# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Willow Lane Acquisition Corp., CIK 0002032379
CUSIP: G9675P102
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 250 West 57th Street, New York, New York (NY), 10107
Date of event which requires filing of this statement: 11/10/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001721508

## Reporting persons
- Islet Management, LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,153,200; sole dispositive power 0; shared dispositive power 1,153,200; aggregate amount beneficially owned 1,153,200 (8.72% of the class)
  Comment: Reflects beneficial ownership consisting of shares of Common Stock and shares of Common Stock issuable upon exercise of call options.
- Joseph Samuels: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,153,200; sole dispositive power 0; shared dispositive power 1,153,200; aggregate amount beneficially owned 1,153,200 (8.72% of the class)
  Comment: Reflects beneficial ownership consisting of shares of Common Stock and shares of Common Stock issuable upon exercise of call options.

## Item 1. Issuer
Name of issuer: Willow Lane Acquisition Corp.
Address of issuer's principal executive offices: 250 West 57th Street, New York, New York, 10107

## Item 2. Person Filing
Name of person filing:
This Schedule 13G filing relates to shares of Class A Ordinary Shares, $0.0001 par value per share (the "Common Stock"), of the Issuer.

This Schedule 13G is being filed on behalf of the following persons/entities (collectively, the "Reporting Persons"):

Islet Management, LP ("Islet")
Joseph Samuels
Address of principal business office or, if none, residence:
590 Madison Avenue, 27th Floor
New York, NY 10022
Citizenship:
Islet is organized under the laws of the State of Delaware.
Joseph Samuels is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

Islet acts as investment manager to, and exercises investment discretion with respect to two accounts that hold the securities of the Issuer described herein (the "Accounts"). Mr. Samuels is the Chief Executive Officer and Chief Investment Officer of Islet. As investment manager to the Accounts, Islet, pursuant to investment advisory agreements, has discretionary investment authority and voting power with respect to the Common Stock beneficially owned by the Accounts. Thus, it could be deemed to have the power to vote and dispose or direct the disposition of such Common Stock held by the Accounts.

As the Chief Executive Officer and Chief Investment Officer of Islet, Mr. Samuels has the ability to exercise investment discretion over the Accounts. Thus, he could be deemed to share the power to vote and dispose or direct the disposition of the Common Stock beneficially owned by the Accounts.

As of December 1, 2025, the Accounts directly beneficially owned 1,153,200 shares of Common Stock representing 8.72% of the shares of Class A Ordinary outstanding, including 577,200 shares of Common Stock issuable upon exercise of call options.

Calculations of the percentage of shares of Common Stock beneficially owned are based on 12,650,000 shares of Common Stock outstanding as of November 12, 2025, as reported in the Quarterly Report on Form 10-K filed by the Issuer with the Securities and Exchange Commission on November 12, 2025.
Percent of class: See Item 4(a) above.
Sole power to vote or to direct the vote: See Item 5 of each cover page hereof.
Shared power to vote or to direct the vote: See Item 6 of each cover page hereof.
Sole power to dispose or to direct the disposition: See Item 7 of each cover page hereof.
Shared power to dispose or to direct the disposition: See Item 8 of each cover page hereof.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Islet Management, LP: /s/ Rebecca Waldman, Rebecca Waldman, General Counsel (12/03/2025)
- Joseph Samuels: /s/ Joseph Samuels, Joseph Samuels (12/03/2025)